UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s Second Interim Report for the twelve months ended August 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: October 28, 2014

Hong Kong Television Network Limited
香港電視網絡有限公司

Stock Code - SEHK : 1137;
NASDAQ : HKTV

The Power of Endless Ideas

SECOND INTERIM REPORT 2014

Hong Kong Television Network Limited is a Hong Kong and U.S. listed company (SEHK : 1137; NASDAQ : HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology and applications. The Company strives to expand its foothold to the multimedia and TV industry. Besides, riding on our content library together with strong brand presence in Hong Kong, we are now developing various business models to build a 24-hour “e-Shopping Mall” providing a “one-stop shop” platform to people in Hong Kong, including entertainment, online shopping, delivery service and impressive customer experience.

Contents

002	Corporate Information
003	Chairman’s Statement
004	Management’s Discussion and Analysis
010	Unaudited Consolidated Income Statement
011	Unaudited Consolidated Statement of Comprehensive Income
012	Unaudited Consolidated Balance Sheet
013	Unaudited Consolidated Statement of Changes in Equity
014	Unaudited Condensed Consolidated Cash Flow Statement
015	Notes to Unaudited Interim Financial Report
029	Independent Review Report
030	Other Information

Where the English and the Chinese texts conflicts, the English text prevails

002 Hong Kong Television Network Limited Second Interim Report 2014

Corporate Information

FINANCIAL CALENDAR

Twelve months interim period ended:

31 August 2014

Announcement of Second Interim Results:

15 October 2014

Dispatch of Second Interim Report to Shareholders:

(on or about) 29 October 2014

LISTING

Hong Kong Television Network Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in the U.S. under the ticker symbol “HKTV”.

Executive Directors

Mr. WONG Wai Kay, Ricky 3,4 (Chairman)

Mr. CHEUNG Chi Kin, Paul 3,5 (Vice Chairman)

Ms. TO Wai Bing 3 (Chief Executive Officer)

Ms. WONG Nga Lai, Alice 3,5 (Chief Financial Officer)

Independent Non-executive Directors

Mr. LEE Hon Ying, John 1,7,8

Mr. PEH Jefferson Tun Lu 2,5,6,9

Mr. MAK Wing Sum, Alvin 2,7,9

[1]	Chairman of Audit Committee
[2]	Members of Audit Committee
[3]	Members of Executive Committee
[4]	Chairman of Investment Committee
[5]	Members of Investment Committee
[6]	Chairman of Nomination Committee
[7]	Members of Nomination Committee
[8]	Chairman of Remuneration Committee
[9]	Members of Remuneration Committee

Company Secretary

Ms. WONG Nga Lai, Alice

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Registered Office

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Latham & Watkins

18th Floor

One Exchange Square

8 Connaught Place, Central

Hong Kong

Auditors

KPMG

Certified Public Accountants

8th Floor

Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor

Hopewell Centre

183 Queen’s Road East, Wanchai

Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Website

www.hktv.com.hk

003 Hong Kong Television Network Limited Second Interim Report 2014

Chairman’s Statement

Dear Shareholders,

2014 is still a year of preparation for HKTV. While we are still waiting for the Court’s judgment on the two Judicial Review cases on the rejection of our domestic free television programme service licence (the “free TV licence”) application and the transmission standard for mobile TV service, the Group is going to launch its new business by phases starting from mid-November – building a new platform for TV entertainment and online shopping on the Internet, the HKTV Mall.

After the application for free TV licence was rejected, our management team has immediately reviewed the strengths and resources that the Group possesses and to explore other feasible business opportunities. At the same time, we are thinking how to match these strengths with the new endeavor.

We noted that more and more Hong Kong consumers started to shop online, for the reasons of competitive pricing, variety of choices, convenience, trendiness, habitual and informative. However, we also noted that there is no successful and large scale precedent for online shopping mall in Hong Kong. Despite that online shopping portals for supermarkets, convenience stores, fashion, music and other industries have been commenced some time ago, they have devoted most of their resources in marketing in order to arouse public awareness on their portals, but no remarkable results were achieved; Some online shopping portals failed to provide satisfactory customer services that they take couple of days for product delivery. From our observation, there are two critical success factors for online shopping mall: to develop your own strong logistics team and be able to attract stably sufficient visitor traffic. In light of these, we have the following business plan in mind:

1.	We strike to become the largest online shopping mall in Hong Kong. We work with merchants from Hong Kong and overseas, to enrich the variety of our products and services as much as possible, even outpace physical shopping malls. In view of the existing progress, we expect that HKTV Mall have 300 stores* in operation in 2015.

2.	All visitors can watch our dramas, variety and infotainment programmes for free via our video-on-demand and live systems, by then they will also discover that they can shop most of the goods that are needed in their daily lives. In such way it will be easy to establish viewing habit, thus generating significant and stable visitor traffic.

3.	To encourage repeated purchase at HKTV Mall, we offer at least 3% credit rebate for each purchase, which is equivalent to cash for spending in next purchase.

4.	We plan to establish a full scale logistics and delivery team. With our own vehicles and delivery talents, we aim to deliver local products on the same day or the next day.

Other than the income from overseas distribution on our self-produced contents, in future, the two main income streams of HKTV Mall are the commission paid by merchants upon completion of transactions, and the advertising income from our Internet TV services.

Currently we have approximately 1,000 hours’ programmes in our content library. We will put these programmes into our live and video-on-demand system for the public to watch on Internet platform for free, given that they have to watch 1 to 2 minutes’ non-skippable advertising slot in each commercial break. With the new system, we can collect viewers’ demographic information, advertising viewership patterns, product browsing behavior and their purchase records, laying solid foundation for “Big Data” analysis on consumer behavior which would be instrumental for our advertisers across industries.

The road ahead is uncertain, as there are neither preceding business reference nor successful cases on Internet TV and online shopping platform in Hong Kong. Just like more than decade years ago that we did on IDD and Fibre-to-home broadband businesses, the Group is marching towards a new chapter again.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 15 October 2014

*	“Merchants” means corporation that reached agreement with HKTV Mall while “stores” means single brand or multi-brand virtual stores of these merchants.

004 Hong Kong Television Network Limited Second Interim Report 2014

Management’s Discussion

and Analysis

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the twelve months ended		Year-on-Year Change
	31 August 2014	31 August 2013	Amount	%
Turnover	1,391	7,802	(6,411)	(82.2%)
Loss attributable to shareholders	(163,144)	(40,310)	(122,834)	(304.7%)
Loss per share
– Basic and Diluted (HK Cents)	(20.2)	(5.0)	(15.2)	(304.0%)
Capital Expenditures	18,621	37,708	(19,087)	(50.6%)

	As at 31 August 2014	As at 31 August 2013
Cash position[1]	878,264	690,506	187,758	27.2%
Available-for-sale securities	1,890,548	1,961,614	(71,066)	(3.6%)
Total outstanding borrowings	862,941	532,043	330,898	62.2%
Total equity attributable to equity shareholders	3,167,295	3,250,622	(83,327)	(2.6%)
Shares in issue (in thousands)	809,017	809,017	—	—
Net asset per share (HK$)	3.91	4.02	(0.11)	(2.7%)
Gearing ratio	N/A	N/A	N/A	N/A

[1]	Cash position means cash at bank and in hand and term deposits

005 Hong Kong Television Network Limited Second Interim Report 2014

BUSINESS REVIEW

On 29 August 2014, the Company announced to change its financial year end date from 31 August to 31 December so as to unify the financial year end dates of the Company and all its subsidiaries (the “Group”) and to bring the Group to in line with the business cycle of its potential clients in the e-commerce retail industry and the multimedia advertising industry. As a result of this, our second interim review covered the twelve months ended 31 August 2014.

As reported in our first interim report dated 24 April 2014 for the six months ended 28 February 2014, the Company’s intended business model on free TV services and subsequently on mobile TV services were hindered and suspended due to the following incidents:

1.	On free TV services, the Chief Executive in Council on 15 October 2013 announced its decision against HKTV’s application for a free TV licence made in December 2009. On 6 January 2014, the Company filed an application for leave to apply for judicial review in respect of this decision. The substantive hearing was conducted on 27 to 29 August 2014. The judgment is pending as at the date of this report.

2.	On mobile TV services, unfavourable reply was received from the Office of the Communications Authority (the “OFCA”) particularly on adopting different transmission standards for mobile TV broadcasting purpose while at the same time without breaching the Broadcasting Ordinance. Subsequent discussions with OFCA were still unable to resolve the issue. On 11 April 2014, the Company and Hong Kong Mobile Television Network Limited (“HKMTV”) filed an application for leave to apply for judicial review in respect of the decision of the OFCA that HKMTV would not be entitled to commence operations if HKMTV adopted the Digital Terrestrial Multimedia Broadcast (“DTMB”) transmission standard for its proposed mobile TV service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. The High Court granted HKMTV leave to apply for judicial review on 20 May 2014. The substantive hearing was fixed to be heard on 26 to 28 November 2014.

3.	On 11 April 2014, the Company submitted a new application for a free TV licence to the Communications Authority as the Company does not wish to give up considering the use of other transmission standards for broadcasting purpose. The application is being processed by the Communications Authority.

As a result of the above incidents, the Company has streamlined the scale of its workforce in Multimedia Business to match the business needs and suspended the filming of new television programmes.

Although the journey of our Multimedia Business is not even, we did not adjourn our pace. We continued the business on artiste management services and independent content production. In the meantime, we actively explored various opportunities with respect to the OTT platform and other Multimedia Business opportunities including but not limited to content distribution to overseas market and content co-production with Mainland or overseas producers. With numerous effort and sweats we made in the past few months, riding on our strong content library and brand presence in Hong Kong, we refined our Multimedia Business plan to create a new “Shoppertainment” platform, which integrates a 24-hour “Branded Product” online shopping mall with a “round-the-clock” TV entertainment platform – “HKTV Mall”. As at the period end, we have engaged about 200 domestic and international merchants to our e-marketplace with full spectrum of products and services, including fashion, jewellery, beauty and health, baby and kid, food and grocery, electronics, sports and outdoor, household and pets care.

In late July 2014, with the refined business plan, the Company started for shooting a new drama series “The Election” – which is a controversial story structured along the election of the Chief Executive of Hong Kong Special Administrative Region, starring by Ms. Angelica Lee, a well-recognised film actress who won multiple best actress awards, to compete with Mr. Liu Kai Chi, a man who manipulates everyone around him to get influence and prestige in this drama series, for the most powerful position in Hong Kong. This drama series, together with our content library is going to attach your eyeballs to our Shoppertainment platform very soon.

In short, we are now in full force, full speed to ready our launch and we look forward to meeting everyone on our “Shoppertainment” journey in 2014. Let’s “shop” and “watch” together.

006 Hong Kong Television Network Limited Second Interim Report 2014

FINANCIAL REVIEW

The Company’s operations mainly include Multimedia Business as well as corporate functions.

The Group incurred an operating loss of HK$163.1 million for the twelve months ended 31 August 2014, an increase of HK$122.8 million from HK$40.3 million for the twelve months ended 31 August 2013. The increase was mainly due to the followings:

1.	Decrease in valuation gains on investment properties by HK$41.6 million to HK$1.8 million for the twelve months ended 31 August 2014 based on the valuation carried out by an independent firm of surveyors.

2.	Increase in other operating expenses by HK$44.1 million to HK$245.6 million for the twelve months ended 31 August 2014 due to the below causes:

a.	Increase in write off of artiste prepayments and provision for committed artiste payments of HK$19.0 million due to the under-utilisation during the period, and provision made for onerous commitments which do not expect to be utilised because of programme production slow down and suspension;

b.	Uncapitalised talent costs increased by HK$21.5 million as a result of the reduction in capitalisation due to the programme production slow down and suspension, partially net off by the saving in talent costs resulted from the redundancy made in October 2013 and April 2014;

c.	Amortisation of intangible assets and uncapitalised deprecation of fixed assets increased by HK$8.7 million and HK$5.6 million respectively due to the additional amortisation arose from the spectrum obtained through acquisition of HKMTV and the decrease in depreciation capitalisation as a result of the programme production slow down and suspension; and

d.	Decrease in advertising and marketing expenses by HK$7.8 million due to suspension in free TV services and mobile TV services launch.

3.	Impairment losses on certain multimedia business related assets of HK$32.0 million for the twelve months ended 31 August 2014.

On turnover, the Group has HK$1.4 million (twelve months ended 31 August 2013: HK$7.8 million) for the twelve months ended 31 August 2014 mainly included income from content production and provision of artiste management services. The decrease was mainly due to the expiry of the news content licence agreement with our discontinued operations since 1 September 2013. During the period, due to the suspension on free TV services and mobile TV services launch, no material revenue was generated from the Multimedia Business.

Cost of sales of HK$0.6 million (twelve months ended 31 August 2013: HK$15.7 million) mainly included production costs for content production for third party customers. The decrease was due to the expiry of the licence agreement for distributing news content.

Other income of HK$117.7 million was earned during the twelve months ended 31 August 2014 (twelve months ended 31 August 2013: HK$128.9 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties. The decrease was mainly due to decrease in exchange gain by HK$32.0 million caused by depreciation of Renminbi which was partially net off by increase in investment return by HK$20.7 million contributed by the full year impact on investment return.

007 Hong Kong Television Network Limited Second Interim Report 2014

Finance costs, net increased by HK$0.9 million mainly arised from increase in bank loans for investment yield enhancement purpose.

As a result of the above, a net loss of HK$163.1 million was recorded for the twelve months ended 31 August 2014 versus HK$40.3 million for the twelve months ended 31 August 2013.

On treasury, as at 31 August 2014, the Group has invested, at fair value, of HK$1,890.5 million into available-for-sale securities, HK$573.0 million into term deposits, and with HK$305.2 million cash at bank and in hand. Among the available-for-sale securities, about 97.9% are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity. There was a HK$8.7 million revaluation gain being recorded in Fair Value Reserve due to mark-to-market valuation as at 31 August 2014 (31 August 2013: a revaluation loss of HK$71.1 million).

On capital investment, the Group, through its wholly-owned subsidiary, to acquire 100% equity interest of HKMTV at a total of HK$157.5 million which mainly comprised of spectrum, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong on 20 December 2013. Due to the suspension on service launch affected by the rejection of the free TV licence application and the dispute on the transmission standard for mobile TV services, we were very cautious in our capital expenditure plan including the construction of the multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories. We obtained the approval of extension of time for development of the multimedia production and distribution centre to 28 February 2017.

On programme costs, the Group invested HK$374.0 million cumulatively, before impairment losses of HK$10.7 million as of 31 August 2014, an increase of HK$84.2 million from HK$289.8 million as of 31 August 2013, mainly represented the capitalised talent costs and production overheads directly attributable to drama and variety and infotainment programme production and certain purchased contents.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 August 2014, the Group had total cash position of HK$878.3 million (31 August 2013: HK$690.5 million) and outstanding borrowings of HK$862.9 million (31 August 2013: HK$532.0 million). Our total cash position of HK$878.3 million consisted of HK$305.2 million cash and bank balances, and HK$573.0 million term deposits. The increase in total cash position was mainly due to the additional bank loan of HK$331.1 million drawn for investment yield enhancement purpose which was partially off-set by cash outflow for the acquisition of HKMTV and the assets therein, and the utilisation of resources for programme production.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the Multimedia Business, the investments can be realised as appropriate.

As at 31 August 2014, the Group has utilised HK$862.9 million (31 August 2013: HK$531.9 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,679.1 million (31 August 2013: HK$2,011.8 million) uncommitted banking facilities available for future utilisation.

As at 31 August 2014, the Group did not have any obligation under finance lease (31 August 2013: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity. There was no pledged bank deposit as at 31 August 2014 and 31 August 2013.

008 Hong Kong Television Network Limited Second Interim Report 2014

The debt maturity profiles of the Group as at 31 August 2014 and 31 August 2013 were as follows:

	31 August 2014 HK$’000	31 August 2013 HK$’000
Repayable within one year	862,941	531,973
Repayable in the second year	—	70

Total	862,941	532,043

As of 31 August 2014, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars.

After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as at 31 August 2014 and 31 August 2013, no gearing ratio is presented.

For the twelve months ended 31 August 2014, the Group spent HK$18.6 million on capital expenditure versus HK$37.7 million for the twelve months ended 31 August 2013. The capital expenditure was mainly incurred for acquisition of computer system for the Shoppertainment platform and the construction of the multimedia production and distribution centre in Tseung Kwan O Industrial Estate. Apart from this, the Group has acquired 100% equity interest in HKMTV for the development in mobile TV services in December 2013 of HK$157.5 million. For upcoming capital expenditure requirements for the Multimedia Business, we will remain cautious and it is expected to be funded by internal resources retained from the consideration received from the disposal of the telecommunications business during FY2012, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 31 August 2014, the Group’s bank loans of HK$862.9 million (31 August 2013: HK$531.9 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 31 August 2014 and 31 August 2013, the Group had no material contingent liabilities or off-balance-sheet obligations.

009 Hong Kong Television Network Limited Second Interim Report 2014

PROSPECTS

While we are approaching the end of the year 2014, HKTV is stepping into another key milestone in its history. After two years’ efforts and hopes, tears and disappointment, we continue to embrace our core “Never Give Up” spirit which has driven us to pursue another “dream” on Shoppertainment!

Our intent is to provide a delightful one-stop shopping experience to all Hong Kong people, from merchant sourcing, order placement, payment collection, same day/next day local product delivery to post-sales customer services, HKTV is going to be your primary source of “shopping happiness”. Beyond this one-stop shopping experience, our TV entertainment platform will be another delightful experience to people in Hong Kong who can reach this unique “Shoppertainment” platform through multiple internet-connected devices, such as smart phones, tablet computers, personal computers and smart TV sets. Viewers can on one hand choose to watch our drama series or infotainment and variety programmes either on live streaming basis or on a video-on-demand basis, and on the other hand, pick and shop through the same or different devices.

More important, our one-stop experience is not stopped here, the benefit will extend to our advertisers, in particular for the merchants who have joined us for the Shoppertainment journey, which in turn can enhance our shoppers’ purchasing experience. Imagine, when we fully launch our services and the Shoppertainment platform, after watching the TV commercials presented during our drama commercial breaks, viewers can then go directly to browse the related product on our HKTV Mall no matter with ultimate purchase or not. This series of behaviour will not only enable us to capture the TV commercial viewership, but also the product browsing behaviour and shopping history. This big data analysis can provide unrivalled insight to our merchant-advertisers, such as discovery of previously unrecognised patterns of behaviour and act on it instantly in a more relevant, timely and targeted way. The ultimate benefit is to deliver a more personalised shopping experience to our people in Hong Kong. HKTV Mall will be an unparalleled 3-in-1 platform bringing shopping happiness, visual entertainment and commercial effectiveness to all people in Hong Kong and to all our merchant-advertisers.

Under the current business development, our expected main revenue stream will be on commission income from online shopping and advertising and content licensing income from the TV entertainment platform. We are going to launch our new business by phases starting from mid-November. We shall update our stakeholders in the next annual report or in due course for business development.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance for the grant of a free TV licence. The application for leave was granted by High Court of the Hong Kong Special Administrative Region on 9 January 2014. The substantive hearing was conducted on 27 to 29 August 2014 and the judgment was reserved to be handed down.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communications Authority’s decision on 11 March 2014 that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by HKMTV. On 20 May 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was fixed to be heard on 26 to 28 November 2014.

TALENT REMUNERATION

Including the directors of the Company, as at 31 August 2014, the Group had 283 permanent full-time talents versus 527 as of 31 August 2013. The decrease in number of talents was mainly due to the lay-off plan announced on 16 October 2013 and 11 April 2014 due to business and operation scale down on Multimedia Business in particular on the programme production, which was partially off-set by the new hiring for the “Shoppertainment”.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

010 Hong Kong Television Network Limited Second Interim Report 2014

Unaudited Consolidated

Income Statement

For the twelve months ended 31 August 2014

		Twelve months ended 31 August
	Note	2014 HK$’000	2013 HK$’000
Turnover	3	1,391	7,802

Cost of sales	4	(560)	(15,706)

Valuation gains on investment properties	12	1,800	43,400

Other operating expenses		(245,581)	(201,514)

Other income, net	5	117,702	128,909

Finance costs, net	6(a)	(5,751)	(4,860)

Impairment losses	7	(32,000)	—

Loss before taxation	6	(162,999)	(41,969)

Income tax (expense)/credit	9	(145)	1,659

Loss for the period/year		(163,144)	(40,310)

Basic and diluted loss per share	11	HK (20.2) cent	HK (5.0) cent

The notes on pages 015 to 028 form part of this interim financial report.

011 Hong Kong Television Network Limited Second Interim Report 2014

Unaudited Consolidated Statement of

Comprehensive Income

For the twelve months ended 31 August 2014

		Twelve months ended 31 August
	Note	2014 HK$’000	2013 HK$’000
Loss for the period/year		(163,144)	(40,310)

Other comprehensive income	8

Items that may be reclassified subsequently to profit or loss:

Available-for-sale securities: net movement in fair value reserve		79,817	(71,109)

Total comprehensive income for the period/year		(83,327)	(111,419)

The notes on pages 015 to 028 form part of this interim financial report.

012 Hong Kong Television Network Limited Second Interim Report 2014

Unaudited Consolidated

Balance Sheet

As at 31 August 2014

	Note	31 August 2014 HK$’000	31 August 2013 HK$’000
Non-current assets

Fixed assets	12	519,820	531,277
Intangible assets	13	395,328	291,366
Long term receivable and prepayment		44	133
Other financial assets	14	1,633,396	1,620,277

		2,548,588	2,443,053
Current assets

Accounts receivable	15	370	1,325
Other receivables, deposits and prepayments		50,202	66,688
Programme costs		363,323	289,781
Inventories		357	357
Other current financial assets	14	257,152	341,337
Term deposits		573,043	342,657
Cash at bank and in hand		305,221	347,849

		1,549,668	1,389,994
Current liabilities

Accounts payable	16	4,087	4,074
Other payables and accrued charges		59,921	38,600
Deposits received		1,905	1,905
Bank loans	17	862,941	531,883
Tax payable		285	395
Derivative financial instrument	18	1,340	—
Current portion – obligations under finance leases		—	90

		930,479	576,947

Net current assets		619,189	813,047

Total assets less current liabilities		3,167,777	3,256,100
Non-current liabilities

Deferred tax liabilities	19	482	227
Derivative financial instrument	18	—	5,181
Obligations under finance leases		—	70

		482	5,478

NET ASSETS		3,167,295	3,250,622

CAPITAL AND RESERVES	20

Share capital: nominal value		—	80,902
Other statutory capital reserves		—	1,188,012

Share capital and other statutory reserves		1,268,914	1,268,914
Other reserves		1,898,381	1,981,708

TOTAL EQUITY		3,167,295	3,250,622

The notes on pages 015 to 028 form part of this interim financial report.

013 Hong Kong Television Network Limited Second Interim Report 2014

Unaudited Consolidated Statement of

Changes in Equity

For the twelve months ended 31 August 2014

	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Other reserve HK$’000	Total HK$’000
At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622
Changes in equity for the period:

Loss for the period		—	—	—	(163,144)	—	—	—	(163,144)
Other comprehensive income		—	—	—	—	—	79,817	—	79,817

Total comprehensive income for the period		—	—	—	(163,144)	—	79,817	—	(83,327)
Transition to no-par value regime on 3 March 2014	20(a)	1,188,012	(1,188,005)	(7)	—	—	—	—	—
Revaluation reserve realised upon disposal of an investment property	12(b)	—	—	—	5,397	(5,397)	—	—	—

At 31 August 2014		1,268,914	—	—	1,731,740	159,759	8,708	(1,826)	3,167,295

At 1 September 2012		80,902	1,188,005	7	2,051,149	165,156	—	(1,826)	3,483,393
Changes in equity for the year:

Loss for the year		—	—	—	(40,310)	—	—	—	(40,310)
Other comprehensive income		—	—	—	—	—	(71,109)	—	(71,109)

Total comprehensive income for the year		—	—	—	(40,310)	—	(71,109)	—	(111,419)
Dividend paid in respect of previous year	10(b)	—	—	—	(121,352)	—	—	—	(121,352)

At 31 August 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622

The notes on pages 015 to 028 form part of this interim financial report.

014 Hong Kong Television Network Limited Second Interim Report 2014

Unaudited Condensed Consolidated

Cash Flow Statement

For the twelve months ended 31 August 2014

	Twelve months ended 31 August
	2014 HK$’000	2013 HK$’000
Net cash outflow from operating activities	(241,404)	(356,804)

Investing activities
(Increase)/decrease in term deposits	(232,579)	211,659
Additions of available-for-sale securities	(460,347)	(2,181,277)
Proceeds from disposal of available-for-sale securities	213,967	155,939
Repayment from maturity of available-for-sale securities	388,311	—
Acquisition of a subsidiary	(142,343)	—
Interest received	118,782	70,749
Dividend received	1,489	895
Purchases of fixed assets	(17,853)	(39,394)
Other cash flows arising from investing activities	9,996	87

Net cash outflow from investing activities	(120,577)	(1,781,342)

Financing activities
Proceeds from new bank loans	331,749	531,847
Dividend paid	—	(121,354)
Other cash flows arising from financing activities	(9,620)	(6,731)

Net cash inflow from financing activities	322,129	403,762

Decrease in cash and cash equivalent	(39,852)	(1,734,384)

Cash and cash equivalent at 1 September	347,849	2,080,053

Effect of foreign exchange rate changes	(2,776)	2,180

Cash and cash equivalent at 31 August	305,221	347,849

The notes on pages 015 to 028 form part of this interim financial report.

015 Hong Kong Television Network Limited Second Interim Report 2014

Notes to Unaudited

Interim Financial Report

(Expressed in Hong Kong dollars)

1	BASIS OF PREPARATION

This unaudited interim financial report of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 15 October 2014.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the preparation of the consolidated financial statements for the year ended 31 August 2013, except for the newly adopted accounting policies as set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 August 2013. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s independent review report to the Board of Directors is included on page 029 of this interim financial report. In addition, this interim financial report has been reviewed by the Company’s Audit Committee.

Pursuant to a resolution of the Board of Directors dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December. Accordingly, the current financial year will cover a period of sixteen months from 1 September 2013 to 31 December 2014. These unaudited condensed consolidated interim financial statements now presented cover a period of twelve months from 1 September 2013 to 31 August 2014. The comparative figures presented for the unaudited consolidated income statement, unaudited consolidated statement of comprehensive income, unaudited consolidated statement of changes in equity and unaudited condensed consolidated cash flow statement and related notes cover the financial year from 1 September 2012 to 31 August 2013.

016         Hong Kong Television Network Limited        Second Interim Report 2014

1	BASIS OF PREPARATION (continued)

The financial information relating to the financial year ended 31 August 2013 that is included in the consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2013 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 13 November 2013.

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations and amendments to IFRSs, that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS/HKFRS 13, Fair value measurement

•	Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS/HKFRS 13, Fair value measurement

IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. Some of the disclosures are specifically required for financial instruments in the interim financial reports. The Group has provided those disclosures in note 21. The adoption of IFRS/ HKFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

Amendments to IFRS/HKFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities

The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognised financial instruments that are set off in accordance with IAS/HKAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS/HKAS 32.

The adoption of the amendments does not have an impact on the Group’s interim financial report because the Group has not offset financial instruments, nor has it entered into any master netting arrangement or similar agreement which is subject to the disclosure requirements of IFRS/HKFRS 7.

017 Hong Kong Television Network Limited Second Interim Report 2014

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia production and distribution and other multimedia related services (the “Multimedia Business”). In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. Accordingly, no operating segment information is presented.

4	COST OF SALES

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and content production.

5	OTHER INCOME, NET

	Twelve months ended 31 August
	2014 HK$’000	2013 HK$’000
Bank interest income	17,725	27,051
Dividend income from available-for-sale equity securities	1,489	895
Interest income from available-for-sale debt securities	90,946	61,406
Gain on disposal of available-for-sale securities	4,442	4,508
Rentals from investment properties	11,497	11,765
Net exchange (loss)/gain	(8,956)	23,007
Others	559	277

	117,702	128,909

018 Hong Kong Television Network Limited Second Interim Report 2014

6	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting) the following:

	Twelve months ended 31 August
	2014 HK$’000	2013 HK$’000
(a) Finance costs, net

Interest element of finance leases	3	9
Interest on bank loans	5,217	2,530
Change in fair value of derivative financial instrument	(3,841)	(4,482)
Other borrowing costs	4,255	4,653
Bank charges	117	2,150

	5,751	4,860

(b) Other items

Advertising and marketing expenses	839	8,595

Depreciation of fixed assets (note 12)	27,585	26,622
Less: Depreciation capitalised as programme costs	(2,895)	(7,515)

	24,690	19,107
Amortisation of intangible assets (note 13)	29,075	20,360
Allowance for doubtful debts	—	100
Loss on disposal of fixed assets (note 12(c))	211	263
Write off of artiste prepayments	24,975	16,852
Provision for committed artiste payments	10,863	—

(c) Talent costs

Wages and salaries	156,609	208,264
Retirement benefit costs – defined contribution plans	7,138	9,876

	163,747	218,140
Less: Talent costs capitalised as programme costs	(57,933)	(121,207)
Talent costs included in cost of sales	—	(12,630)

	105,814	84,303

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

019 Hong Kong Television Network Limited Second Interim Report 2014

7	IMPAIRMENT LOSSES

As at 31 August 2014, the Group identified indications of impairment and conducted an impairment testing in respect of its fixed assets (except for investment properties), intangible assets and programme costs relating to the Multimedia Business. The recoverable amounts of these assets were based on the value in use of the Multimedia Business, determined by discounting future cash flows to be generated from the continuing use of these assets. The Group assessed the recoverable amounts of these assets which were below their carrying amounts and as such, impairment losses of HK$32,000,000 were recognised for the twelve months ended 31 August 2014.

8	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to other comprehensive income

	Twelve months ended 31 August
	2014			2013
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Available-for-sale securities: net movement in fair value reserve	79,817	—	79,817	(71,109)	—	(71,109)

(b)	Components of other comprehensive income, including reclassification adjustments

	Twelve months ended 31 August
	2014 HK$’000	2013 HK$’000
Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period/year	84,259	(66,601)
– Reclassified to profit or loss upon disposal	(4,442)	(4,508)

	79,817	(71,109)

020 Hong Kong Television Network Limited Second Interim Report 2014

9	INCOME TAX (EXPENSE)/CREDIT

The provision for income tax is calculated by applying the Hong Kong Profits Tax rate of 16.5% (2013: 16.5%) to the twelve months ended 31 August 2014.

The amount of income tax (expense)/credit in the consolidated income statement represents:

	Twelve months ended 31 August
	2014 HK$’000	2013 HK$’000
Current taxation

Hong Kong Profits Tax	110	540

Deferred taxation

Origination and reversal of temporary differences	(255)	1,119

	(145)	1,659

10	DIVIDENDS

(a)	Dividends attributable to the current interim period

The Board of Directors has resolved not to declare any interim dividend for the twelve months ended 31 August 2014.

(b)	Dividends attributable to the previous financial year, approved and paid during the twelve months ended 31 August 2013

According to the Annual General Meeting on 31 December 2012, it was approved that the final dividend for the year ended 31 August 2012 was HK15 cents per ordinary share. The dividend was paid on 24 January 2013.

11	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period of HK$163,144,000 (twelve months ended 31 August 2013: HK$40,310,000) and the weighted average of 809,017,000 (twelve months ended 31 August 2013: 809,017,000) ordinary shares in issue during the interim period.

The diluted loss per share was the same as the basic loss per share as no potential ordinary shares was outstanding during the interim period.

021 Hong Kong Television Network Limited Second Interim Report 2014

12	FIXED ASSETS

	31 August 2014 HK$’000	31 August 2013 HK$’000
At the beginning of the period/year	531,277	477,141
Additions	18,621	37,708
Additions through acquisition of a subsidiary (note 24)	13,645	—
Disposal of an investment property (note b)	(9,200)	—
Disposals of other fixed assets (note c)	(992)	(350)
Fair value adjustment on investment properties (note a)	1,800	43,400
Depreciation charge	(27,585)	(26,622)
Impairment losses (note 7)	(7,746)	—

At the end of the period/year	519,820	531,277

Notes:

(a)	All investment properties of the Group were revalued as at 31 August 2014 on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.
(b)	During the twelve months period ended 31 August 2014, the Group disposed of an investment property with carrying value of HK$9,200,000. Proceed from the disposal of the investment property was HK$9,200,000 with the relevant revaluation reserve of HK$5,397,000 realised and transferred to retained profits.
(c)	For the twelve months period ended 31 August 2014, the Group disposed of certain fixed assets of carrying amount of HK$992,000 (twelve months ended 31 August 2013: HK$350,000), the proceeds from disposal of fixed assets were HK$781,000 (twelve months ended 31 August 2013: HK$87,000), resulted in a loss on disposal of HK$211,000 (twelve months ended 31 August 2013: loss on disposal of HK$263,000).

13	INTANGIBLE ASSETS

	31 August 2014 HK$’000	31 August 2013 HK$’000
At the beginning of the period/year	291,366	311,726
Additions through acquisition of a subsidiary (note 24)	146,591	—
Amortisation	(29,075)	(20,360)
Impairment losses (note 7)	(13,554)	—

At the end of the period/year	395,328	291,366

Intangible assets included the indefeasible right of use in certain capacity of the telecommunications network of the former subsidiary for a term of 20 years and right to use of the telecommunications services from the former subsidiary for a term of 10 years. During the period, the Company acquired a wholly-owned subsidiary and recorded an intangible asset in the amount of HK$146,591,000 relating to the spectrum with frequency at 678–686 MHz and microwave link at the frequency range of 7910–7920 MHz (the “Spectrum”) for the provision of broadcast-type mobile television services for a period of about 12 years.

022 Hong Kong Television Network Limited Second Interim Report 2014

14	OTHER FINANCIAL ASSETS

	31 August 2014 HK$’000	31 August 2013 HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	257,152	341,337
– Maturity dates over 1 year	1,593,674	1,581,553

	1,850,826	1,922,890
Available-for-sale equity securities
– Listed	27,697	27,724
– Unlisted	12,025	11,000

	39,722	38,724

	1,890,548	1,961,614

All of these financial assets were carried at fair value as at 31 August 2014.

15	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	31 August 2014 HK$’000	31 August 2013 HK$’000
Current –30 days	326	743
31–60 days	3	554
61–90 days	8	—
Over 90 days	133	128

	470	1,425
Less: Allowance for doubtful debts	(100)	(100)

	370	1,325

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. In general, customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

023 Hong Kong Television Network Limited Second Interim Report 2014

16	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	31 August 2014 HK$’000	31 August 2013 HK$’000
Current –30 days	830	1,147
31–60 days	130	140
61–90 days	99	119
Over 90 days	3,028	2,668

	4,087	4,074

17	BANK LOANS

At 31 August 2014, the bank loans were repayable as follows:

	31 August 2014 HK$’000	31 August 2013 HK$’000
Within 1 year	862,941	531,883

At 31 August 2014, the uncommitted banking facilities of the Company amounted to HK$2,542,065,000 (31 August 2013: HK$2,543,728,000). As of 31 August 2014, the facilities were utilised to the extent of bank loans of HK$862,941,000 (31 August 2013: HK$531,883,000). The bank loans bore fixed interest rate ranged from 0.6% to 0.7% (31 August 2013: 0.6% to 0.8%) per annum and were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

All of the Company’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Company were to breach the covenants, the drawn down facilities would become payable on demand. The Company regularly monitors its compliance with these covenants. As at 31 August 2014 and 31 August 2013, none of the covenants relating to drawn down facilities had been breached.

18	DERIVATIVE FINANCIAL INSTRUMENT

	31 August 2014 HK$’000	31 August 2013 HK$’000
Interest rate swap, at fair value through profit or loss	1,340	5,181

As at 31 August 2014 and 31 August 2013, the Group has a 5-year interest rate swap contract with a notional amount of HK$175,000,000 to hedge against the interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not qualify for hedge accounting under IAS/HKAS 39, Financial instruments — Recognition and measurement, and therefore changes in its fair value is recognised immediately in profit or loss.

024 Hong Kong Television Network Limited Second Interim Report 2014

19	DEFERRED TAXATION

The movements of the net deferred tax liabilities recognised in the consolidated balance sheet are as follows:

	31 August 2014 HK$’000	31 August 2013 HK$’000
At the beginning of the period/year	(227)	(1,346)
Deferred taxation (charged)/credited to consolidated income statement
– relating to the origination and reversal of temporary differences	(255)	1,119

At the end of the period/year	(482)	(227)

As at 31 August 2014, the Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses with an aggregate amount of HK$404,330,000 (31 August 2013: HK$204,948,000) as it was not probable that future taxable profits against which these differences could be utilised would be available in the relevant tax jurisdictions. The unused tax losses do not expire under the current tax legislation.

The components of deferred tax assets and liabilities in the consolidated balance sheet and the related movements during the period/year are as follows:

	Tax losses carried forward
	31 August 2014 HK$’000	31 August 2013 HK$’000
Deferred tax assets:

At the beginning of the period/year	15,725	10,757
Credited to consolidated income statement	4,295	4,968

At the end of the period/year	20,020	15,725

	Depreciation allowances in excess of the related depreciation
	31 August 2014 HK$’000	31 August 2013 HK$’000
Deferred tax liabilities:

At the beginning of the period/year	(15,952)	(12,103)
Charged to consolidated income statement	(4,550)	(3,849)

At the end of the period/year	(20,502)	(15,952)

025         Hong Kong Television Network Limited        Second Interim Report 2014

19	DEFERRED TAXATION (continued)

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	31 August 2014 HK$’000	31 August 2013 HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	(482)	(227)

	(482)	(227)

20	CAPITAL AND RESERVES

(a)	Share capital

As of 31 August 2013, 2,000,000,000 ordinary shares, with par value of HK$0.1 each, were authorised for issue. Under the new Hong Kong Companies Ordinance (Cap. 622), which commenced operation on 3 March 2014, the concepts of “authorised share capital” and “par value” no longer exist. As part of the transition to the no-par value regime, the amounts standing to the credit of the share premium account and the capital redemption reserve on 3 March 2014 have become part of the Company’s share capital, under the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622). These changes do not have an impact on the number of shares in issue or the relative entitlement of any of the shareholders.

Movement of the Company’s ordinary shares is set out below:

	31 August 2014		31 August 2013
	No. of shares	Amount HK$’000	No. of shares	Amount HK$’000
Ordinary shares, issued and fully paid:

At the beginning of the period/year	809,016,643	80,902	809,016,643	80,902
Transition to no-par value regime on 3 March 2014	—	1,188,012	—	—

At the end of the period/year	809,016,643	1,268,914	809,016,643	80,902

(b)	Share premium and capital redemption reserves

Prior to 3 March 2014, the application of the share premium account and the capital redemption reserve was governed by sections 48B and 49H respectively of the predecessor Hong Kong Companies Ordinance (Cap. 32). In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), on 3 March 2014 any amount standing to the credit of the share premium account and the capital redemption reserve has become part of the Company’s share capital (see note 20(a)). The use of share capital as from 3 March 2014 is governed by the new Hong Kong Companies Ordinance (Cap. 622).

026 Hong Kong Television Network Limited Second Interim Report 2014

21	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities measured at fair value

The following table presents the fair value of the Group’s financial instruments measured at the balance sheet date on a recurring basis, categorised into the three-level fair value hierarchy defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date

•	Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market date are not available

•	Level 3 valuations: Fair values measured using significant unobservable inputs

	Fair value at	Fair value measurements as at
	31 August	31 August 2014 categorised into
	2014	Level 1	Level 2	Level 3
	HK$’000	HK$’000	HK$’000	HK$’000
Recurring fair value measurements
Assets:
Other financial assets
– Available-for-sale debt securities	1,850,826	—	1,850,826	—
– Available-for-sale equity securities	39,722	27,697	12,025	—

Liabilities:
Derivative financial instrument
– Interest rate swap	(1,340)	—	(1,340)	—

	Fair value at	Fair value measurements as at
	31 August	31 August 2013 categorised into
	2013	Level 1	Level 2	Level 3
	HK$’000	HK$’000	HK$’000	HK$’000
Recurring fair value measurements
Assets:
Other financial assets
– Available-for-sale debt securities	1,922,890	—	1,922,890	—
– Available-for-sale equity securities	38,724	27,724	11,000	—

Liabilities:
Derivative financial instrument
– Interest rate swap	(5,181)	—	(5,181)	—

During the twelve months ended 31 August 2014, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the balance sheet date in which they occur.

027         Hong Kong Television Network Limited        Second Interim Report 2014

21	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (continued)

(a)	Financial assets and liabilities measured at fair value (continued)

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the balance sheet date.

The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

(b)	Fair value of financial instruments carried at other than fair value

The carrying amounts of the Group’s other financial instruments carried at cost or amortised cost are not materially different from their fair value as at 31 August 2014 and 31 August 2013.

22	COMMITMENTS

(a)	Capital commitments

	31 August 2014 HK$’000	31 August 2013 HK$’000
Purchase of computer and office equipment
– Contracted but not provided for	42,716	3,465
Construction of Multimedia Production and Distribution Centre
– Authorised but not contracted for	831,921	845,603
– Contracted but not provided for	13,911	7,168

(b)	Commitments under operating leases

The Group has future minimum lease payments under non-cancellable operating leases as follows:

	31 August 2014 HK$’000	31 August 2013 HK$’000
Leases in respect of land and buildings which are payable:

Within 1 year	3,416	2,172
After 1 year but within 5 years	2,236	—

	5,652	2,172

(c)	Production cost commitments

The Group entered into several long-term agreements with certain production-related talents and artistes for future production in the Group’s Multimedia Business. Minimum amounts of production costs to be paid by the Group are analysed as follows:

	31 August 2014 HK$’000	31 August 2013 HK$’000
Production costs which are payable:

Within 1 year	35,552	81,472
After 1 year but within 5 years	3,804	31,146

	39,356	112,618

028 Hong Kong Television Network Limited Second Interim Report 2014

23	MATERIAL RELATED PARTY TRANSACTIONS

The Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel of the Group is as follows:

	Twelve months ended
	31 August
	2014 HK$’000	2013 HK$’000
Short-term employee benefits	20,265	20,607
Post-employment benefits	1,792	1,792

	22,057	22,399

24	ACQUISITION OF A SUBSIDIARY

On 20 December 2013, the Company completed the acquisition of Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Company recorded intangible assets of HK$146,591,000, fixed assets of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition.

25	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE PERIOD ENDED 31 AUGUST 2014

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a few amendments and a new standard which are not yet effective for the twelve months period ended 31 August 2014 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for
accounting periods
beginning on or after
Amendments to IFRS/HKFRS 10, Consolidated financial statements, IFRS/HKFRS 12, Disclosure of interests in other entities and IAS/HKAS 27, Separate financial statements – Investment in entities	1 January 2014

Amendments to IAS/HKAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014

Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets	1 January 2014

Amendments to IAS/HKAS 16, Property, plant and equipment and IAS/HKAS 38, Intangible assets – Clarification of acceptable methods of depreciation and amortisation	1 January 2016

IFRS/HKFRS 9, Financial instruments	1 January 2018

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

029 Hong Kong Television Network Limited Second Interim Report 2014

Independent Review Report

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF HONG KONG TELEVISION NETWORK LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 010 to 028 which comprises the consolidated balance sheet of Hong Kong Television Network Limited and its subsidiaries as of 31 August 2014 and the related consolidated income statement, consolidated statement of comprehensive income, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the twelve months period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International/Hong Kong Accounting Standard 34, Interim financial reporting issued by the International Accounting Standards Board/Hong Kong Institute of Certified Public Accountants (“IAS/ HKAS 34”). The directors are responsible for the preparation and presentation of the interim financial report in accordance with IAS/HKAS 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 31 August 2014 is not prepared, in all material respects, in accordance with IAS/HKAS 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

15 October 2014

030 Hong Kong Television Network Limited Second Interim Report 2014

Other Information

CHANGE OF FINANCIAL YEAR END DATE

On 29 August 2014, the Board of Directors (the “Board”) resolved to change the financial year end date of the Company from 31 August to 31 December to unify the financial year end dates of the Group. Accordingly, the next financial year end date of the Company will be 31 December 2014.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the twelve months ended 31 August 2014.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As at 31 August 2014, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interests in shares				Interests in underlying shares pursuant to share options		Approximate percentage interests in the Company’s
Name of Director	Personal interests	Corporate interests	Family Interests	Total interests in shares		Aggregate Interests	issued share capital (Note 1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284	—	355,051,177	—	355,051,177	43.89%
		(Note 2(i))

Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339	—	50,377,763	—	50,377,763	6.23%
		(Note 2(ii))

Ms. To Wai Bing	95,239	—	—	95,239	—	95,239	0.01%

Ms. Wong Nga Lai, Alice	50,000	—	—	50,000	—	50,000	0.01%

Notes:

1.	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 August 2014.
2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 Shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholder” in this report.

(ii)	24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

031 Hong Kong Television Network Limited Second Interim Report 2014

Save as disclosed above, as at 31 August 2014, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interest or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

On 31 December 2012, the Company adopted a share option scheme (the “Scheme”). Under the Scheme, share options may be granted to eligible participants include employee, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group and those who have contributed or will contribute to the Group at any time within ten years after its adoption at the discretion of the Board.

During the twelve months ended 31 August 2014, no share options have been granted under the Scheme by the Company.

SUBSTANTIAL SHAREHOLDER

At 31 August 2014, the interests or short positions of the persons, other than the Directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests (Note)
Top Group International Limited	339,814,284	42.00%

Note: This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 August 2014.

Save as disclosed above, as at 31 August 2014, the Company had not been notified of any persons (other than the Directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the twelve months ended 31 August 2014, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 to the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry of all Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the twelve months ended 31 August 2014.

032 Hong Kong Television Network Limited Second Interim Report 2014

CHANGE OF DIRECTOR

During the twelve months ended 31 August 2014, Dr. Cheng Mo Chi, Moses resigned as a Non-executive Director with effect from 31 August 2014.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the twelve months ended 31 August 2014.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the twelve months ended 31 August 2014 (twelve months ended 31 August 2013: Nil).

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 15 October 2014